  VERITAS FARMS, INC.

1512 E. BROWARD BLVD., SUITE 300

FORT LAUDERDALE, FL 33301

December 6, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention: Mr. Gregory Dundas

Re:	Veritas Farms, Inc. (the “Company”)
Registration Statement on Form S-1, as amended
File No. 333-235300

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement is accelerated so that it will become effective at 4:00 p.m. Eastern Time on Tuesday, December 10, 2019, or as soon thereafter as practicable.

If you have any further questions or comments, kindly contact the undersigned at (561) 288-6603 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (305) 358-5100 x103.

Very truly yours,

VERITAS FARMS, INC.

By:	/s/ Alexander M. Salgado
Alexander M. Salgado
Chief Executive Officer